UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2017

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv, 6578315, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted byRegulation S-T Rule 101(b)(7): ☐

On June 7, 2017, Galmed Pharmaceuticals Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on proposals to (i) re-elect Messrs. Chaim Hurvitz and William Marth as Class III directors to serve as members of the board of directors (the “Board”) until the annual general meeting to be held in 2020; (ii) elect Prof. Ran Oren as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2019; (iii) elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018; (iv) re-elect Ms. Tali Yaron-Eldar and Dr. David Sidransky as the Company’s external directors for a term of three years, commencing as of June 12, 2017; (v) approve the compensation terms for directors of the Company; (vi) approve the terms of office and employment of the Company’s president and chief executive officer, Mr. Allen Baharaff; (vii) approve an annual cash bonus and related objectives and terms thereof for 2017 for Mr. Allen Baharaff; (viii) approve the Company’s directors and officers compensation policy; (ix) appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2018 annual general meeting of shareholders, each as described in the proxy statement for the Meeting filed by the Company with the Securities and Exchange Commission as an exhibit to the Company’s report on Form 6-K on April 27, 2017. The proposals brought before the shareholders at the Meeting have been approved by the shareholders of the Company by the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 31, 2015 (Registration No. 333-203133).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 8, 2017	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer